UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of December 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F   X      Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes             No   X

Lisbon, November 30th 2004

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	RIGHTS ISSUE FULLY SUBSCRIBED: EDP SUCCESSFULLY COMPLETES PORTUGAL’S LARGEST EVER CAPITAL INCREASE

EDP – Energias de Portugal, S.A., today confirmed that its rights issue has successfully raised €1.2 billion through the issuance of 656,537,715 new shares. The rights issue was fully subscribed through the exercise of share rights and through applications for additional shares.

Shareholders exercising their rights subscribed for 624,365,827 shares (or 95.1% of the total number of shares on offer) and there were applications from non-shareholders for 842,720,313 additional shares. Total demand, therefore, amounted to 1,467,086,140 shares, making the rights issue 2.23 times subscribed. This was the largest capital increase operation ever undertaken by a Portuguese company.

Trading of the new shares is expected to start on Euronext Lisbon on 7th December 2004.

Commenting, EDP’s Chief Executive Officer, João Talone, said: “The success of this operation demonstrates the confidence that the global capital markets have in EDP’s strategy and in its future prospects”.

The rights issue will finance EDP’s acquisition of an additional 56.2% stake in Hidrocantabrico, taking EDP’s total ownership to 95.7%.

The Offering was jointly underwritten by Banco Comercial Português, Caixa – Banco de Investimento, Goldman Sachs International, Morgan Stanley and UBS Limited.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899

EDP – Energias de Portugal, S.A.    Sociedade Aberta    Sede: Praça Marquês de Pombal, 12    1250-162 Lisboa    Portugal

Capital Social: € 3,000,000,000        Matrícula: 1805 da C.R.C. Lisboa        Pessoa Colectiva 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated December 1, 2004

EDP - Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer